Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2014 Unaudited Financial Results

(Beijing — May 14, 2014) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2014.

“The active development of new, high-quality games, products and services for China’s expanding traditional and mobile Internet market continues to fuel our business,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our total revenues increased by 11.6% year-over-year to RMB2.5 billion, demonstrating growth across our business segments with revenues from our online games business increasing by 6.3%, advertising services revenues increasing by 47.9% and e-mail, e-commerce and others revenues increasing by 81.4%.”

“During the first quarter, we continued to address evolving trends in online and mobile Internet by introducing new games and expansion packs. We provide innovative game play and superior services for our growing community of users across our licensed and self-developed games, both of which contributed to our success for the quarter. We officially launched Blizzard Entertainment’s free-to-play digital strategy card game Hearthstone™: Heroes of Warcraft™ (“Hearthstone”) in the first quarter followed by an iPad version of this game in April. Hearthstone has proven to be extremely popular with players and its iPad version quickly became the top grossing app and top free download in Apple’s China iPad app store. Our self-developed games also continue to attract favorable attention. In the first quarter, we launched new expansion packs for Fantasy Westward Journey II, New Fly for Fun and New Westward Journey Online III, all of which delivered solid performances during the period. New Westward Journey Online II also fared well after launching a series of promotional activities.”

“In April, we launched an expansion pack for Ghost II and also started initial small-group testing for Revelation, our 3-D oriental fantasy MMORPG that is currently under development, and have gained positive user feedback for this game. In the coming months we plan to introduce a number of new expansion packs for our existing popular games such as Tianxia III, New Westward Journey Online III and Legend of Fairy. Furthermore, we are looking forward to introducing our first-person shooter game Crisis 2015 later this year. In addition, we recently announced that we are working closely with Blizzard Entertainment to bring Heroes of the Storm™, a free-to-play, online team brawler game to China.”

“Our growing mobile portfolio complements the steady growth of our online games business. User feedback and traction with the mobile version of Fantasy Westward Journey II has been very encouraging. In the first quarter, we also launched Mini Westward Journey, our first mobile card battle game to positive feedback from our users. We plan to introduce a number of new mobile apps and games this year including several high quality licensed mobile games, which support our strategy to diversify our mobile portfolio. Integration of new features and optimization for YiChat are driving users to this instant messaging social platform. In order to enhance our users’ experience, we are planning to introduce more social networking functions, including enabling our users to log on to mobile games using their YiChat accounts so that they can share their gaming experience and achievements with their friends.”

“Our advertising services delivered strong year-over-year growth in the first quarter, of which automobile, food and beverage and financial services were the top performing sectors. Our online portal, comprehensive mobile applications and e-mail services continue to attract new users and expand our reach within our dedicated community. As of March 31, 2014, we had more than 650 million e-mail users and there were 240 million installations of our leading Mobile News application. We will also be partnering with the national football teams of Brazil and Spain to broadcast the coming 2014 World Cup. Such high profile events increase our brand awareness and appeal to both users and advertisers.”

“The development of our e-mail, e-commerce and others business has been very encouraging in the first quarter. In particular, we saw rapid growth from our e-commerce services related to third-party lottery products and insurance products.”

“With more options to choose from, players increasingly seek an improved gaming experience. The ability to identify and anticipate the needs of this constituency is how we have built our business. Our games and service offerings are strong and growing. Throughout the remainder of this year, we will continue to integrate, optimize and diversify our portfolio. We are also exploring additional overseas licensing and expansion opportunities to further extend our brand and generate new revenue streams, while continuing to monetize our mobile portfolio as it matures and enhances our traditional online offerings. In addition, we are happy to announce that our board of directors has approved a new quarterly cash dividend policy beginning this year and we will be issuing a dividend of US$0.34 per ADS for the first quarter of 2014,” Mr. Ding concluded.

First Quarter 2014 Financial Results

Revenues

Total revenues for the first quarter of 2014 were RMB2,519.0 million (US$405.2 million), compared to RMB2,585.1 million and RMB2,258.0 million for the preceding quarter and the first quarter of 2013, respectively.

Revenues from online games were RMB2,155.6 million (US$346.8 million) for the first quarter of 2014, compared to RMB2,109.5 million and RMB2,027.2 million for the preceding quarter and the first quarter of 2013, respectively.

Revenues from advertising services were RMB244.7 million (US$39.4 million) for the first quarter of 2014, compared to RMB358.2 million and RMB165.5 million for the preceding quarter and the first quarter of 2013, respectively.

Revenues from e-mail, e-commerce and others were RMB118.6 million (US$19.1 million) for the first quarter of 2014, compared to RMB117.5 million and RMB65.4 million for the preceding quarter and the first quarter of 2013, respectively.

Sales Taxes

Total sales taxes for the first quarter of 2014 were RMB153.5 million (US$24.7 million), compared to RMB162.7 million and RMB105.4 million for the preceding quarter and the first quarter of 2013, respectively. The year-over-year increase in sales taxes was mainly due to a change in the tax rules in China, which resulted in the Company’s online game revenues gradually becoming subject to value-added tax instead of business tax during 2013. This change in tax rules did not have a significant impact on gross profit from the Company’s online game services business segment as the increase in value-added tax was substantially offset by a reduction in business taxes on intra-group revenues, which were previously recorded in cost of revenues.

Gross Profit

Gross profit for the first quarter of 2014 was RMB1,707.7 million (US$274.7 million), compared to RMB1,727.2 million and RMB1,546.1 million for the preceding quarter and the first quarter of 2013, respectively.

The year-over-year and quarter-over-quarter increase in online game gross profit was primarily driven by increased revenues from Hearthstone, as well as certain self-developed games of the Company, such as Fantasy Westward Journey II, which launched a new expansion pack during the quarter, and New Westward Journey Online II, for which a series of promotional activities were held.

The year-over-year increase in advertising services gross profit was primarily due to strong demand from the automobile, food and beverage, and financial services advertising sectors and NetEase’s monetization efforts for its mobile applications. The quarter-over-quarter decrease in advertising services revenues and gross profit were primarily due to seasonality.

The year-over-year and quarter-over-quarter increase in e-mail, e-commerce and others was primarily attributable to rapid growth in NetEase’s e-commerce business, such as e-commerce services related to third-party lottery products and insurance products.

Gross Profit (Loss) Margin

Gross profit margin for the online games business for the first quarter of 2014 was 78.5%, compared to 77.7% and 77.8% for the preceding quarter and the first quarter of 2013, respectively.

Gross profit margin for the advertising services business for the first quarter of 2014 was 47.8%, compared to 57.8% and 29.0% for the preceding quarter and the first quarter of 2013, respectively. The year-over-year increase in gross profit margin was mainly due to a rise in demand for our advertising services. The quarter-over-quarter decrease in gross profit margin was mainly due to seasonality.

Gross profit margin for the e-mail, e-commerce and others business for the first quarter of 2014 was 6.7%, compared to gross loss margins of 4.0% and 13.1% for the preceding quarter and the first quarter of 2013, respectively.  The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to increased revenue from NetEase’s e-commerce services, which had a relatively higher gross profit margin.

Operating Expenses

Total operating expenses for the first quarter of 2014 were RMB563.6 million (US$90.7 million), compared to RMB648.3 million and RMB455.6 million for the preceding quarter and the first quarter of 2013, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for the online games and advertising services businesses, staff-related costs resulting from an increase in the number of employees and average compensation, as well as higher research and development investments. The quarter-over-quarter decrease in operating expenses was mainly due to decreased promotional costs for NetEase’s self-developed games.

Income Taxes

The Company recorded a net income tax charge of RMB179.6 million (US$28.9 million) for the first quarter of 2014, compared to RMB49.4 million and RMB142.9 million for the preceding quarter and the first quarter of 2013, respectively. The effective tax rate for the first quarter of 2014 was 13.8%, compared to 3.8% and 11.8% for the preceding quarter and the first quarter of 2013, respectively. The quarter-over-quarter change in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved in the fourth quarter of 2013 as Key Software Enterprises for fiscal years 2013 to 2014 and the resulting income tax reduction for fiscal year 2013 was recognized in that quarter, which had the effect of reducing the Company’s effective tax rate.

Net Income After Tax

Net profit for the first quarter of 2014 totaled RMB1.1 billion (US$180.8 million), compared to RMB1.2 billion and RMB1.1 billion for the preceding quarter and for the first quarter of 2013, respectively.

During the first quarter of 2014, the Company had a net foreign exchange gain of RMB7.1 million (US$1.1 million), compared to net foreign exchange losses of RMB17.6 million and RMB9.3 million for the preceding quarter and the first quarter of 2013, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to unrealized exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.39 and US$1.38, respectively, for the first quarter of 2014. The Company reported basic and diluted earnings per ADS of US$1.53 and US$1.52, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.32 each for the first quarter of 2013.

Quarterly Dividend

On February 11, 2014, the Company’s board of directors approved an annual cash dividend with respect to fiscal year 2013 in the amount of US$1.41 per ADS. This dividend amounting to an aggregate of approximately US$180.5 million was paid on March 7, 2014 to shareholders of record as of February 26, 2014.

On May 13, 2014, the Company’s board of directors approved a new quarterly dividend policy commencing in 2014.Under the new policy, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The board of directors has accordingly declared a dividend of US$0.34 per ADS for the first quarter of 2014, which is expected to be paid on June 6, 2014 to shareholders of record as of the close of business on May 28, 2014. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2014, the Company’s total cash and time deposits balance was RMB19.3 billion (US$3.1 billion), compared to RMB18.6 billion as of December 31, 2013. Cash flow generated from operating activities was RMB1.7 billion (US$265.5 million) for the first quarter of 2014, compared to RMB1.6 billion and RMB1.5 billion for the preceding quarter and the first quarter of 2013, respectively. In addition, as of March 31, 2014, the Company had a loan from an offshore bank in the principal amount of US$90.0 million that was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB605.1 million, which was recognized as a short term investment.

Share Repurchase Program

In February 2014, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months.  As of March 31, 2014, no ADSs had been repurchased under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2164 on March 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2014, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 14, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 15, 2014). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4679831#. The replay will be available through May 29, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games, and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®, as well as StarCraft® II and Hearthstone™: Heroes of Warcraft™. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone™: Heroes of Warcraft™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,458,298	2,713,009	436,428
Time deposits	16,625,468	15,656,473	2,518,575
Restricted cash	2,136,749	2,213,970	356,150
Accounts receivable, net	402,511	361,801	58,201
Prepayments and other current assets	1,144,272	1,160,336	186,657
Short-term investments	901,183	1,452,815	233,707
Deferred tax assets	129,282	119,311	19,193
Total current assets	22,797,763	23,677,715	3,808,911

Non-current assets:
Property, equipment and software, net	872,113	863,690	138,937
Land use right, net	11,271	11,206	1,803
Deferred tax assets	23,085	22,529	3,624
Time deposits	500,000	883,000	142,044
Other long-term assets	342,098	357,775	57,553
Total non-current assets	1,748,567	2,138,200	343,961
Total assets	24,546,330	25,815,915	4,152,872

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	219,259	210,919	33,930
Salary and welfare payables	377,117	299,293	48,146
Taxes payable	74,463	206,045	33,145
Short-term loan	975,504	1,784,109	287,000
Deferred revenue	1,481,036	1,602,092	257,720
Accrued liabilities and other payables	957,299	1,133,024	182,264
Deferred tax liabilities	148,506	178,847	28,770
Total current liabilities	4,233,184	5,414,329	870,975

Long-term payable:
Other long-term payable	144,883	72,097	11,598
Total liabilities	4,378,067	5,486,426	882,573

Total NetEase, Inc.’s equity	20,245,168	20,404,104	3,282,302
Noncontrolling interests	(76,905)	(74,615)	(12,003)
Total shareholders’ equity	20,168,263	20,329,489	3,270,299

Total liabilities and shareholders’ equity	24,546,330	25,815,915	4,152,872

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,027,171	2,109,456	2,155,626	346,764
Advertising services	165,451	358,153	244,713	39,366
E-mail, e-commerce and others	65,393	117,473	118,638	19,085
Total revenues	2,258,015	2,585,082	2,518,977	405,215
Sales taxes	(105,426)	(162,660)	(153,465)	(24,687)
Total net revenues	2,152,589	2,422,422	2,365,512	380,528

Total cost of revenues	(606,506)	(695,214)	(657,776)	(105,813)

Gross profit	1,546,083	1,727,208	1,707,736	274,715

Selling and marketing expenses	(167,673)	(328,152)	(223,455)	(35,946)
General and administrative expenses	(85,230)	(82,168)	(96,837)	(15,578)
Research and development expenses	(202,729)	(237,960)	(243,357)	(39,148)
Total operating expenses	(455,632)	(648,280)	(563,649)	(90,672)

Operating profit	1,090,451	1,078,928	1,144,087	184,043
Other income:
Investment income	12,518	4,890	10,690	1,720
Interest income	117,465	139,082	142,215	22,877
Exchange (losses)/gains	(9,310)	(17,568)	7,123	1,146
Other, net	667	90,341	1,501	241

Net income before tax	1,211,791	1,295,673	1,305,616	210,027
Income tax	(142,871)	(49,421)	(179,566)	(28,886)

Net income after tax	1,068,920	1,246,252	1,126,050	181,141
Net income attributable to noncontrolling interests	(5,431)	(9,227)	(2,190)	(352)
Net income attributable to the Company’s shareholders	1,063,489	1,237,025	1,123,860	180,789

Comprehensive income	1,068,920	1,246,252	1,126,050	181,141
Comprehensive income attributable to noncontrolling interests	(5,431)	(9,227)	(2,190)	(352)
Comprehensive income attributable to the Company’s shareholders	1,063,489	1,237,025	1,123,860	180,789

Earnings per share, basic	0.33	0.38	0.35	0.06
Earnings per ADS, basic	8.20	9.51	8.63	1.39
Earnings per share, diluted	0.33	0.38	0.34	0.05
Earnings per ADS, diluted	8.19	9.48	8.60	1.38

Weighted average number of ordinary shares outstanding, basic	3,241,939	3,250,284	3,255,336	3,255,336
Weighted average number of ADS outstanding, basic	129,678	130,011	130,213	130,213
Weighted average number of ordinary shares outstanding, diluted	3,246,871	3,262,605	3,267,294	3,267,294
Weighted average number of ADS outstanding, diluted	129,875	130,504	130,692	130,692

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,068,920	1,246,252	1,126,050	181,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,289	40,378	38,445	6,185
Share-based compensation cost	58,706	84,994	58,013	9,332
Reversal of provision for doubtful debts	(190)	(5,380)	(29)	(5)
Gain on disposal of property, equipment and software	(220)	(22)	(23)	(4)
Unrealized exchange loss (gain)	7,763	17,770	(11,063)	(1,780)
Deferred income taxes	261,550	60,220	40,868	6,575
Net equity share of loss from associated companies	339	3,474	7,339	1,181
Fair value changes of short-term investments	(3,280)	17,419	(6,506)	(1,047)
Changes in operating assets and liabilities:
Accounts receivable	72,418	2,580	40,760	6,557
Prepayments and other current assets	(105,062)	(32,949)	(14,825)	(2,385)
Accounts payable	(26,612)	55,567	(8,307)	(1,336)
Salary and welfare payables	(60,697)	154,401	(77,824)	(12,519)
Taxes payable	(4,545)	(262,248)	131,582	21,167
Deferred revenue	51,554	161,152	121,056	19,474
Accrued liabilities and other payables	188,959	79,185	204,873	32,957
Net cash provided by operating activities	1,547,892	1,622,793	1,650,409	265,493

Cash flows from investing activities:
Purchase of property, equipment and software	(35,578)	(109,038)	(31,169)	(5,014)
Proceeds from sale of property, equipment and software	696	3,544	30	5
Purchase of other intangible assets	—	—	(9,148)	(1,472)
Net change in short-term investments with terms of three months or less	20,000	(180,000)	(140,000)	(22,521)
Purchase of short-term investments	(20,000)	(300,000)	(405,127)	(65,171)
Proceeds from maturities of short-term investments	150,000	520,000	—	—
Transfer to restricted cash	(1,432,315)	(152,871)	(77,221)	(12,422)
Placement/rollover of matured time deposits	(4,908,848)	(4,426,928)	(6,417,582)	(1,032,363)
Proceeds from maturities of time deposits	4,817,487	3,583,767	7,022,435	1,129,663
Net change in other assets	2,613	(16,326)	(14,135)	(2,274)
Net cash used in investing activities	(1,405,945)	(1,077,852)	(71,917)	(11,569)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loan	1,005,680	—	1,769,559	284,660
Payment of short-term bank loan	—	—	(975,504)	(156,925)
Capital contribution from non-controlling interests	—	—	100	16
Repurchase of shares	(106,809)	—	—	—
Dividends paid to shareholders	(815,413)	—	(1,122,151)	(180,514)
Net cash provided by/ (used in) financing activities	83,458	—	(327,996)	(52,763)

Effect of exchange rate changes on cash held in foreign currencies	(11,158)	(3,945)	4,215	678
Net increase in cash and cash equivalents	214,247	540,996	1,254,711	201,839
Cash and cash equivalents, beginning of the period	1,590,769	917,302	1,458,298	234,589
Cash and cash equivalents, end of the period	1,805,016	1,458,298	2,713,009	436,428

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	197,134	238,424	80,909	13,015
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	13,894	10,071	6,067	976

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31	December 31	March 31	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,027,171	2,109,456	2,155,626	346,764
Advertising services	165,451	358,153	244,713	39,366
E-mail, e-commerce and others	65,393	117,473	118,638	19,085
Total revenues	2,258,015	2,585,082	2,518,977	405,215

Sales taxes:
Online game services	(86,138)	(120,543)	(123,113)	(19,805)
Advertising services	(15,736)	(34,594)	(24,121)	(3,880)
E-mail, e-commerce and others	(3,552)	(7,523)	(6,231)	(1,002)
Total sales taxes	(105,426)	(162,660)	(153,465)	(24,687)

Net revenues:
Online game services	1,941,033	1,988,913	2,032,513	326,959
Advertising services	149,715	323,559	220,592	35,486
E-mail, e-commerce and others	61,841	109,950	112,407	18,083
Total net revenues	2,152,589	2,422,422	2,365,512	380,528

Cost of revenues:
Online game services	(430,347)	(444,180)	(437,794)	(70,426)
Advertising services	(106,231)	(136,698)	(115,117)	(18,518)
E-mail, e-commerce and others	(69,928)	(114,336)	(104,865)	(16,869)
Total cost of revenues	(606,506)	(695,214)	(657,776)	(105,813)

Gross profit (loss):
Online game services	1,510,686	1,544,733	1,594,719	256,533
Advertising services	43,484	186,861	105,475	16,968
E-mail, e-commerce and others	(8,087)	(4,386)	7,542	1,214
Total gross profit	1,546,083	1,727,208	1,707,736	274,715

Gross profit (loss) margin:
Online game services	77.8%	77.7%	78.5%	78.5%
Advertising services	29.0%	57.8%	47.8%	47.8%
E-mail, e-commerce and others	(13.1)%	(4.0)%	6.7%	6.7%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2164 on the last trading day of March 2014 (March 31, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31	December 31	March 31	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	28,936	48,654	31,315	5,037
Operating expenses
- Selling and marketing expenses	3,956	4,820	3,852	620
- General and administrative expenses	9,468	13,380	8,387	1,349
- Research and development expenses	16,346	18,140	14,459	2,326

The accompanying notes are an integral part of this press release.